                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        Commission File Number: 001-14614

                         For the Month of January 2004


                           PETROLEUM GEO-SERVICES ASA
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                  Strandveien 4
                                 N-1366 Lysaker
                                     Norway
                    ----------------------------------------
                    (Address of principal executive offices)


                  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X   Form 40-F
                                     ---            ---

                  Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes      No  X
                                    ---      ---

                  Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes      No  X
                                    ---      ---

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                    ---      ---

         On January 23, 2004, Petroleum Geo-Services ASA issued a press release, a copy of which is attached hereto as Exhibit 99.1.

Exhibit No.    Description
-----------    -----------

  99.1         Press release dated January 23, 2004

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      PETROLEUM GEO-SERVICES ASA
                                      --------------------------
                                             (Registrant)


                                      By:       /s/ Sam R. Morrow
                                         ---------------------------------------
                                                    Sam R. Morrow
                                            Senior Vice President - Finance
                                                    and Treasurer

Date: January 23, 2004

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
99.1              Press release dated January 23, 2004